

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Richard Haderer
Chief Financial Officer and Director
Wolverine Resources Corp.
#55-11020-Williams Road
Richmond, British Columbia, Canada V7A 1X8

  Re: Wolverine Resources Corporation
    Form 10-K for the Fiscal Year Ended May 31, 2021
    Filed September 14, 2022
    File No. 000-53767

Dear Richard Haderer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K

Mineral Properties, page 5

1. We note you incorporate by reference, a technical report filed with the Canadian Authorities on SEDAR. Please file an S-K 1300 compliant technical report on EDGAR in the event you wish to incorporate this technical report by reference, otherwise please remove this statement from your filing.

2. Please state which of your properties, if any, are material and provide complete summary property disclosure for both your Frog and Cache properties, as required by Item 1303(B) of Regulation S-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation